UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number:  001-35563

PEMBINA PIPELINE CORPORATION

 (Name of registrant)

(Room #39-095) 4000, 585 8th Avenue S.W.
Calgary, Alberta T2P 1G1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEMBINA PIPELINE CORPORATION

Date: July 10, 2023	By:	/s/ Cameron Goldade
Name: Cameron Goldade
Title: Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	News release dated July 10, 2023 - Pembina Pipeline Corporation Declares Quarterly Preferred Share Dividends and Announces Second Quarter 2023 Results Conference Call and Webcast